UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

Michael Serruya

210 Shields Court

Markham, Ontario L3R 8V2 Canada

(905) 479-8762

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS Michael Serruya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 988,671,895 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 988,671,895 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,671,895 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 46.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (a) 17,273,371 Shares of Class B Subordinate Voting Shares (the “Shares”), (b) 4,318,343 Shares issuable upon exercise of warrants, and (c) a Short-Term Subscription Right assuming the issuance of 20,833,333 Units at an exercise price of $0.24 per Unit (with each Unit consisting of one Share and 1/4 share purchase warrant and a whole warrant exercise price of $0.288 per Share). Also includes 805,771,851 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of August 17, 2021 and 135,266,664 Shares issuable upon exercise of warrants held by SuperHero Acquisition L.P. (“SuperHero LP”); provided that Mr. Serruya disclaims beneficial ownership over Shares held by SuperHero LP except for 64,267,643 Shares underlying Convertible Notes and 10,788,748 Shares underlying Warrants.

(2)	Calculated based on 1,191,614,945 Shares outstanding as of August 20, 2021.

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS MOS Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 941,038,515 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 941,038,515 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,038,515 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 805,771,851 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of August 17, 2021, and 135,266,664 Shares issuable upon exercise of warrants, which are held by SuperHero LP. MOS Holdings Inc. disclaims beneficial ownership over the Shares held by SuperHero LP.

(2)	Calculated based on 1,191,614,945 Shares outstanding as of August 20, 2021.

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS SuperHero Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 941,038,515 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 941,038,515 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,038,515 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 805,771,851 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of August 17, 2021, and 135,266,664 Shares issuable upon exercise of warrants held by SuperHero LP.

(2)	Calculated based on 1,191,614,945 Shares outstanding as of August 20, 2021.

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS SuperHero Acquisition L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 941,038,515 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 941,038,515 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,038,515 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 805,771,851 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of August 17, 2021, and 135,266,664 Shares issuable upon exercise of warrants.

(2)	Calculated based on 1,191,614,945 Shares outstanding as of August 20, 2021.

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS S5 Holdings Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 122,689,771 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 122,689,771 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,689,771 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) 17,273,371 Shares of Class B Subordinate Voting Shares (the “Shares”), (b) an aggregate of 15,107,090 Shares issuable upon exercise of Warrants, (c) 64,267,643 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of August 17, 2021, and (d) a Short-Term Subscription Right assuming the issuance of 20,833,333 Units at an exercise price of $0.24 per Unit (with each Unit consisting of one Share and 1/4 share purchase warrant; a whole warrant exercise price of $0.288 per Share).

(2)	Calculated based on 1,191,614,945 Shares outstanding as of August 20, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates Class B Subordinate Voting Shares (the “Shares”) of MedMen Enterprises Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 10115 Jefferson Boulevard, Culver City, CA 90232.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Michael Serruya, MOS Holdings Inc. (“MOS”), SuperHero Acquisition Corp. ( “SuperHero GP”), SuperHero Acquisition L.P. (the “SuperHero LP”), and S5 Holdings Limited Liability Company (“S5 Holdings”), who are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 4.

SuperHero GP is the general partner of SuperHero LP. MOS Holdings, which is solely owned by Michael Serruya, holds approximately one-third of SuperHero GP. As the sole director, Mr. Serruya controls SuperHero GP. S5 Holdings, which owns an interest in SuperHero LP, is solely owned by Mr. Serruya. Michael Serruya serves as a director on the Issuer’s board of directors (the “Issuer Board”).

As general partner of SuperHero LP, SuperHero GP may be deemed the beneficial owner for purposes of the Exchange Act of any securities of the Issuer beneficially owned by SuperHero LP. As the sole director of SuperHero GP, Michael Serruya may be deemed a beneficial owner for purposes of the Exchange Act of any securities of the Issuer beneficially owned by SuperHero GP. As the sole owner of MOS and S5 Holdings, Mr. Serruya may be deemed the beneficial owner for purposes of the Exchange Act of any securities of the Issuer beneficially owned by MOS and S5 Holdings.

Michael Serruya disclaims beneficial ownership over all Shares beneficially owned by SuperHero LP and SuperHero GP, except for 64,267,643 Shares underlying Convertible Notes and 10,788,748 Shares underlying Warrants, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that Michael Serruya is the beneficial owner of such securities for any other purpose. MOS disclaims beneficial ownership over all Shares beneficially owned by SuperHero LP and SuperHero GP other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that MOS is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of the Reporting Persons is 210 Shields Court, Markham, Ontario L3R 8V2 Canada.

(c)	SuperHero LP is a private investment partnership. SuperHero GP is the general partner of SuperHero LP. MOS and S5 Holdings are holding companies without operations. The principal occupation of Michael Serruya is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages for citizenship or place of organization of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the Shares in the transactions and at the prices described in Item 5(c) of this Schedule 13D. All purchases by SuperHero LP and S5 Holdings were for cash and were funded by working capital.

Item 4.	Purpose of Transaction

On August 17, 2021, SuperHero LP acquired from certain funds associated with Gotham Green Partners, LLC an aggregate principal amount of approximately $165.8 million of senior secured convertible notes with an interest rate of LIBOR (or its replacement) plus 6% per annum (the “Convertible Notes”) and an aggregate of 135,266,664 warrants (the “Facility Warrants”), all of which are issued pursuant to a Fourth Amended and Restated Securities Purchase Agreement dated as of August 17, 2021 between the Issuer and certain investors (the “A&R” Facility”). In connection with the A&R Facility, SuperHero GP was appointed as the collateral agent.

Pursuant to the A&R Facility, certain terms were amended and restated, including, among other things, extension of the maturity date of the Convertible Notes to August 17, 2028, elimination any cash interest payable and instead provide for paid-in-kind interest, elimination of certain repricing provisions that apply to the Convertible Notes and Facility Warrants, elimination and revision of certain restrictive covenants and amendment of the minimum liquidity covenant. The A&R Facility continues to include affirmative and negative covenants, including restrictions on the following: incurring liens and debt, selling assets, conducting mergers, investments and affiliate transactions and making certain equity distributions, in each case, subject to customary exceptions. No changes were made to the conversion and exercise prices of the Convertible Notes or Facility Warrants.

Accrued paid-in-kind interest will be convertible at the higher of (i) the per Share volume-weighted average price of the Shares on the Canadian Securities Exchange (or, if not listed on the Canadian Securities Exchange, such other recognized stock exchange or quotation system on which the Shares are listed for trading) for the period from the scheduled open of trading until the scheduled close of trading of the primary trading session over the thirty (30) consecutive trading days prior to and including the relevant interest payment date, determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, and (ii) the price per share determined using the lowest discounted price available pursuant to the pricing policies of the Canadian Securities Exchange or otherwise permitted by the Canadian Securities Exchange. Following the A&R Facility, (i) the Convertible Notes held by the holders on the effective date of the A&R Facility may not be prepaid without the prior written consent of the collateral agent until legalization of the general cultivation, distribution and possession of marijuana at the federal level in the United States, or the removal of the regulation of such activities from the U.S. federal laws, following which any such prepayment shall require no less than six months’ notice from the Issuer to the holders of such Convertible Notes.

The A&R Facility also provides the holders of the Convertible Notes with a top-up right upon the issuance by the Issuer of certain Shares, or securities convertible, exchangeable or exercisable for Shares, in the form of warrants to acquire additional Shares, intended generally to maintain their “as converted” equity interest, and a pre-emptive right with respect to certain future equity financings of the Company, subject to certain exceptions. The Issuer also agreed to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-1 registering for resale the Shares underlying the Convertible Notes and Facility Warrants.

An event of default may result in the accelerated maturity of all amounts outstanding under the Convertible Notes and also an increase in the interest rate under the A&R Facility by up to 3% per annum. An event of default includes but is not limited to failure to pay any amounts owed pursuant to the A&R Facility, failure to comply with covenants, the filing of certain judgements and liens against the Company, filing of bankruptcy, prohibition by a governmental authority to conduct the Company’s material business or a material adverse change to business, loss of a cannabis license that results in a material adverse effect, default under any material agreement, a change of control, or de-listing for a securities stock exchange.

In connection with the A&R Facility, investors under the A&R Facility, including S5 Holdings and Serruya Private Equity, Inc. and the Issuer entered into a Mutual Release dated August 17, 2021 with respect to the transactions described herein and any predecessor documents.

On August 17, 2021, S5 Holdings also entered into a Board Nomination Rights Agreement with the Issuer pursuant to which so long as S5 Holdings’ diluted ownership percentage of the Issuer (including the proportionate equity ownership of securities held by SuperHero LP) is at least 9%, S5 Holdings will be entitled to designate one individual to be nominated to serve as a director of the Company, which S5 Holdings has initially designated as Michael Serruya.

On August 17, 2021, pursuant to the Issuer’s $100 million private placement of units, S5 Holdings purchased 17,273,371 units (“Units”) of the Issuer at a purchase price of $0.24 per Unit. Each Unit consisted of one Share and one quarter share purchase warrant (each, a “Warrant”). Each whole Warrant permits the holder to purchase one Share for a period of five years from the date of issuance at an exercise price of $0.288 per Share.

Each Unit issued to S5 Holdings also includes a proportionate interest in a short-term subscription right (the “Short-Term Subscription Right”). The Short-Term Subscription Right entitles S5 Holdings to acquire (a) an aggregate of 20,833,333 Units at an exercise price of $0.24 per Unit (with each Unit consisting of one Share and 1/4 share purchase warrant; a whole warrant exercise price of $0.288 per Share), or (b) $5 million principal amount of notes at par, convertible into 21,209,162 Shares at a weighted average conversion price of $0.2357 per Share.

The Company agreed to file with the SEC a registration statement on Form S-1 registering for resale the Shares and Shares underlying the Warrants issued in the private placement as well as the Short-Term Subscription Right.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following: The information in this Item 4 of this Schedule 13D is incorporated herein by reference. The Reporting Persons intend to review on a continuing basis its investment in the Issuer. The Reporting Person may communicate with the Issuer Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Person may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person. Michael Serruya serves as a member of the Issuer Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 5.

Michael Serruya disclaims beneficial ownership over all Shares beneficially owned by SuperHero LP and SuperHero GP, except for 64,267,643 Shares underlying Convertible Notes and 10,788,748 Shares underlying Warrants, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that Michael Serruya is the beneficial owner of such securities for any other purpose. MOS disclaims beneficial ownership over all Shares beneficially owned by SuperHero LP and SuperHero GP other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that MOS is the beneficial owner of such securities for any other purpose.

(c)	Except as described in Item 4 of this Schedule 13D, which is incorporated herein by reference, during the past 60 days, none of the Reporting Persons conducted transactions in the securities of the Issuer.

(d)	To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The foregoing descriptions of the A&R Facility, Mutual Release and Board Nomination Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are being incorporated by reference as Exhibits 1, 2, and 3 respectively, in Item 7 of this Schedule 13D and are incorporated herein by reference.

Except for the agreements described in this Item 6 described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Fourth Amended and Restated Securities Purchase Agreement dated August 17, 2021 among MedMen Enterprises Inc., each Credit Party and Holders Signatory thereto and Gotham Green Admin 1, LLC (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K filed by MedMen Enterprises Inc. with the SEC on August 20, 2021).
Exhibit 2	Mutual Release dated August 17, 2021 (incorporated by reference to Exhibit 10.3 to the Current Report, on Form 8-K filed by MedMen Enterprises Inc. with the SEC on August 20, 2021).
Exhibit 3	Board Nomination Rights Agreement dated August 17, 2021
Exhibit 4	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2021

MICHAEL SERRUYA		MOS Holdings Inc.

/s/ Michael Serruya		By:	/s/ Michael Serruya
		Name:	Michael Serruya
		Title:	A.S.O.

S5 HOLDINGS LIMITED LIABILITY COMPANY		superhero acquisition corp.

By:	/s/ Michael Serruya	By:	/s/ Michael Serruya
Name:	Michael Serruya	Name:	Michael Serruya
Title:	A.S.O.	Title:	A.S.O.

superhero acquisition l.p.

By: SuperHero Acquisition Corp, its general partner

By:	/s/ Michael Serruya
Name:	Michael Serruya
Title:	A.S.O.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)